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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                       of

                                   Form 10-KSB
                         For Period Ended July 31, 1996

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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing referenced above, identify the Item(s) to which the notification relates:_____________________.

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                         PART I. REGISTRANT INFORMATION

                             Kideo Productions, Inc.
                            (Full Name of Registrant)

                             611 Broadway, Suite 523
            (Address of Principal Executive Office--Street and Number)

                            New York, New York 10012
                           (City, State and Zip Code)

            Delaware                     0-28158               13-3729350
 (State or other jurisdiction       (Commission File         (IRS Employer
       of incorporation)                 Number)           Identification No.)

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                         PART II. RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; or

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant could not timely file its Form 10-KSB for the fiscal year ended July 31, 1996, due principally to this factor, which the registrant could not have eliminated without unreasonable effort or expense: The subject Form 10-KSB will be the registrant's first periodic report filed under the Securities Exchange Act of 1934 and, in connection with preparing to file such Form, the registrant experienced unanticipated delays in closing its year-end books.


                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Robert J. Riscica, Vice President--Chief Financial Officer, 212-505-6605

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     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months, or for such shorter period that the registrant was required to file such reports, been filed? If the answer is no, identify report(s).

     [X] Yes   [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period of the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes   [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant's explanation of anticipated change is as follows: The registrant will report that sales for the fiscal year ended July 31, 1996 (the "1996 Fiscal Year") rose 46% to approximately $761,000, compared to approximately $521,000 reported for the corresponding period in 1995. Additionally, the registrant will report a gross profit of approximately $124,000 for the 1996 Fiscal Year, compared to a gross loss of approximately $136,000 a year earlier. These improvements reflect higher sales volumes and better operating efficiencies in the 1996 Fiscal Year. The registrant will report a net loss for the 1996 Fiscal Year of approximately $3.1 million ($1.76 per share), compared to a net loss a year earlier of approximately $1.9 million ($1.18 per share). The loss for the 1996 Fiscal Year includes a non-recurring charge of $1.2 million related to the extinguishment of certain indebtedness of the registrant, which was repaid following the closing in June 1996 of the registrant's initial public offering.


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                                   SIGNATURES

Kideo Productions, Inc.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 28, 1996


By:/S/ Robert J. Riscica
   -------------------------
       Robert J. Riscica
     Vice President--Chief
       Financial Officer


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